SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of July 2005
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of July 2005, and incorporated by reference herein, are the following press releases made by the Registrant:
1.	Press Release dated July 15, 2005

2.	Press Release dated July 26, 2005

3.	Press Release dated July 27, 2005

TABLE OF CONTENTS

SIGNATURE
Press Release dated July 15, 2005
Press Release dated July 26, 2005
Press Release dated July 27, 2005
Consolidated Statements of Operations and Deficit
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: July 27, 2005

MEDIA ADVISORY
Spectrum Signal Processing to Host 2005 Second Quarter Results Conference Call and Live Audio Webcast
Burnaby, B.C., Canada — July 15, 2005 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) will release its second quarter results after market close on Wednesday, July 27, 2005. At 1:30 pm Pacific / 4:30 pm Eastern time the same day, Pascal Spothelfer, Spectrum’s President & CEO, will host a conference call to discuss the financial results for the second quarter.
To access the Spectrum Conference Call:
Date: Wednesday, July 27, 2005
Time: 1:30 pm Pacific / 4:30 pm Eastern
Dial-in number: 1.866.898.9626. A replay of the call will be available from July 27, 2005 to August 10, 2005 and can be accessed by dialing 1.416.695.5800 followed by the access code 3159150#.
Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com The replay will be available on Spectrum’s web site until August 10, 2005.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
The above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: change in business strategy, liquidity and capital resources, reliance on significant customers, inflation and foreign exchange fluctuations, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.
TM flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com

F O R  .  I M M E D I A T E  .  R E L E A S E
Spectrum Signal Processing Appoints David E. Scott to its Board of Directors, Glen Myers to Retire
Burnaby, BC, Canada — July 26, 2005 — Mr. Irving Ebert, Chair of the Board of Directors of Spectrum Signal Processing Inc., today announced the appointment of David Scott to the company’s Board of Directors and as a member of its Compensation and Nomination Committee.
“I am extremely pleased to welcome David to Spectrum’s Board of Directors,” stated Mr. Ebert. “David brings to our Board a wide breadth of experience in the defense electronics market and an equally strong network within the international defense community.”
In 2002 Mr. Scott retired as Chief Executive Officer of General Dynamics Canada. During his tenure with General Dynamics, he led the organization to win and execute multi-billion dollar programs in both North America and Europe. Prior to General Dynamics, Mr. Scott held a number of senior executive positions with Computing Devices International, Computing Devices Canada and Canadian Marconi Company. Mr. Scott is currently an advisor to General Dynamics Government Systems and General Dynamics Canada and a Senior Partner of Risk Management Partners providing consulting services to the government and the aerospace and defense industry.
David Scott’s appointment follows the retirement of Glen Myers from Spectrum’s Board of Directors.
“I wish to thank Glen for his important contributions to the company and its Board of Directors,” added Mr. Ebert. “Glen helped guide Spectrum through the downturn experienced in the communications electronics industry and was active in focusing the company on its core defense business. Stepping down from our Board will allow Glen to focus on his own start-up venture, IP Fabrics.”
Today, Spectrum’s Board of Directors consists of:
•	Irving Ebert, Independent Corporate Director (Chair);

•	Andrew Harries, President and Chief Executive Officer, Zeugma Systems Inc.;

•	Jules Meunier, Independent Corporate Director;

•	Matthew Mohebbi, Vice-President and General Manager, Mobile Satellite Systems and International Marketing, Hughes Networks Systems, Inc.;

•	Peter Roberts, Independent Corporate Director;

•	David Scott, Senior Partner, Risk Management Partners; and,

•	Pascal Spothelfer, President and Chief Executive Officer, Spectrum Signal Processing Inc.

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ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to Spectrum Signal Processing Inc. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
TM flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Phone: 604.676.6733
Email: brent_flichel@spectrumsignal.com

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F O R  .  I M M E D I A T E  .  R E L E A S E
Spectrum Signal Processing Reports Second Quarter 2005 Results
Burnaby, B.C., Canada — July 27, 2005 — Spectrum Signal Processing Inc. today announced its financial results for its second quarter ended June 30, 2005. These results fall within the estimated ranges previously released by the company. Spectrum reports all results in US dollars and in accordance with US GAAP. Key second quarter financial metrics include:
•	Revenues of $3.4 million;

•	Gross profit of $2.1 million, or 61% of revenue;

•	Net operating expenses of $2.5 million;

•	Net loss of $396,000, or $0.02 per share; and,

•	A cash balance of $3.4 million at June 30, 2005.
“The trend of rapidly declining packet-voice revenues, partially offset by the growth of our core software defined radio revenues, continued in our second quarter. With expenses under control and adequate cash on hand, we are able to manage our revenue transition while maintaining our strong pace of new product releases and technology advancement,” stated Pascal Spothelfer, Spectrum’s President and CEO. “Our challenge remains clear: we must secure new design-ins, convert existing design-ins to production and grow the service component of our business. We expect increased activity in the second half of the year with stronger visibility both on the design-in and revenue front.”
Mr. Spothelfer added, “Strategically, our progress is well illustrated by our recent announcement of a teaming agreement with General Dynamics C4 Systems to introduce an upgrade for the Digital Modular Radio, or DMR. Our products and technologies are making the transition into production and deployment programs that we believe will fuel our future growth. This conversion from design-in to production remains our declared focus for 2005 and beyond.”
FINANCIAL RESULTS
Revenues for the second quarter of 2005 were $3.4 million, a decrease of 17% compared to revenues of $4.1 million for the first quarter of 2005 and a decrease of 19% compared to revenues of $4.2 million for the second quarter of 2004.
Wireless revenues were $3.1 million for the second quarter of 2005, compared to $3.7 million for the first quarter of 2005 and $3.0 million for the second quarter of 2004. Packet-voice revenues were $255,000 in the second quarter of 2005, down from $389,000 for the first quarter of 2005 and down markedly from packet-voice revenues of $1.2 million for the second quarter of 2004. The continued decline in packet-voice revenues is attributable to a decision by the company in January 2004 to cease all new development in its packet-voice product line. This decision was made in light of significant critical component supply risk and general market uncertainty pertaining to its packet-voice products. The Company expects its packet-voice product and service revenues to continue to decline over the remainder of 2005.
The company’s gross profit for the second quarter of 2005 was $2.1 million, or a gross margin of 61% of revenues, compared to $2.6 million, or a gross margin of 63% of revenues, for the first quarter of 2005 and $2.5 million, or a gross margin of 60% of revenues, for the second quarter of 2004.

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Operating expenses for the second quarter of 2005 were $2.5 million, compared to $2.9 million for the first quarter of 2005 and $2.4 million for the second quarter of 2004. Spectrum’s first quarter 2005 operating expenses included a non-recurring distributor sales commission and a sales management related severance charge. Operating expenses for the second quarters of 2005 and 2004 also included $213,000 and $248,000 expense offsets, respectively, recorded pursuant to the company’s funding agreement with Technology Partnerships Canada.
Spectrum recorded a net loss of $396,000 for the second quarter of 2005, or $0.02 per share, compared to a net loss of $352,000, or $0.02 per share, for the first quarter of 2005 and net earnings of $153,000, or $0.01 per share, for the second quarter of 2004.
Spectrum’s cash position, net of bank indebtedness, at June 30, 2005 stood at $3.4 million, compared to $3.3 million at December 31, 2004.
OPERATIONAL HIGHLIGHTS
Subsequent to the release of its first quarter results on April 26, 2005, Spectrum announced:
•	The extension of its flexComm™ line of software defined radio platforms to include advanced integrated wireless algorithms. These high-performance, small footprint algorithms are designed to provide functions commonly used by waveform developers and are expected to reduce the time, cost and technical risks of their development initiatives;

•	The promotion of Mark Briggs to the position of Vice President of Marketing. Mr. Briggs previously served Spectrum in a number of marketing roles including, most recently, Director of Marketing. Prior to joining Spectrum in 2001, Mr. Briggs was Director of Switch Products for the Wireless Messaging Group of Glenayre R&D Inc. Mr. Briggs holds a Bachelors degree in Electrical Engineering from McMaster University and a Masters in Business Administration degree from the University of British Columbia;

•	A teaming agreement with Booz Allen Hamilton Inc. to pursue an Engineering, Technical and Operational Support Services (ETOSS) Omnibus support service contract with the US Army. The ETOSS contract is expected to provide a broad range of operational, program management, technical engineering, integration, prototype development and fabrication support services and products to the Information and Intelligence Warfare Directorate (I2WD) of the US Army Communications-Electronics Command (CECOM);

•	An agreement with Zeligsoft Inc. to add its leading Software Communications Architecture (SCA) development tool to Spectrum’s flexComm line of software defined radio platforms. The integrated offering is expected to expedite the development and deployment of end-customer software defined radio solutions;

•	A teaming agreement with General Dynamics C4 Systems, a business unit of General Dynamics, to introduce and market an upgraded wideband modem for the U.S. Navy’s AN/USC-61(C) Digital Modular Radio (DMR). The upgrade will allow the DMR, a software-defined radio, to host new wideband Joint Tactical Radio System (JTRS) waveform, in addition to the existing range of supported waveforms; and,

•	The appointment of David E. Scott to Spectrum’s Board of Directors and as a member of its Compensation and Nomination Committee. Mr. Scott is the former Chief Executive Officer of General Dynamics Canada and brings to Spectrum a wide breadth of experience in the international defense electronics industry. Spectrum also announced the concurrent resignation of director Glen Myers.
CONFERENCE CALL INFORMATION
Spectrum will conduct a conference call and live audio webcast on July 27, 2005 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone or audio web cast. The conference call dial-in number is 1.866.898.9626. The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. A conference call replay will be available via telephone from July 27, 2005 to August 10, 2005 and can be accessed

2

by dialing 1.416.695.5800 followed by the access code 3159150#. A conference call replay via audio web cast will be available via Spectrum’s web site until August 10, 2005.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by Pascal Spothelfer and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: change in business strategy, liquidity and capital resources, reliance on significant customers, inflation and foreign exchange fluctuations, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.
TM flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

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Spectrum Signal Processing Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Sales	$4,187	$3,397	$8,467	$7,497
Cost of sales	1,667	1,311	3,470	2,846

	2,520	2,086	4,997	4,651

Expenses
Administrative	896	827	1,994	1,813
Sales and marketing	551	711	1,230	1,747
Research and development	799	801	1,107	1,523
Amortization	155	164	287	327
Write-down of capital assets	—	—	270	—
Restructuring charges	(34)	(14)	2,295	8

	2,367	2,489	7,183	5,418

Earnings (loss) from operations	153	(403)	(2,186)	(767)

Other
Interest expense	1	—	10	—
Other income	(1)	(7)	(1)	(19)

	(0)	(7)	9	(19)

Net earnings (loss)	153	(396)	(2,195)	(748)

Deficit, beginning of period	(22,301)	(21,897)	(19,953)	(21,545)

Deficit, end of period	$(22,148)	$(22,293)	$(22,148)	$(22,293)

Earnings (loss) per share
Basic	$0.01	$(0.02)	$(0.14)	$(0.04)
Diluted	$0.01	$(0.02)	$(0.14)	$(0.04)

Weighted average shares
Basic	17,252,239	18,805,849	16,099,221	18,767,498
Diluted	18,619,916	18,805,849	16,099,221	18,767,498

Spectrum Signal Processing Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	December 31,	June 30,
	2004	2005

		(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$3,326	$3,447
Restricted cash	73	—
Trade receivables, net of allowance for doubtful accounts of $274 (2004 — $403)	3,736	2,711
Receivable from Technology Partnerships Canada	257	473
Inventories	1,784	1,596
Prepaid expenses	157	318

	9,333	8,545

Capital assets	1,370	1,334
Other assets	274	258

	$10,977	$10,137

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,770	$1,763
Accrued liabilities and other current liabilities	1,814	1,223
Deferred revenue	216	240

	3,800	3,226

Long-term obligations	905	856

Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 18,805,849 (2004 — 18,369,644)	28,857	29,391
Additional paid-in capital	667	667
Warrants	114	111
Deficit	(21,545)	(22,293)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	6,272	6,055

	$10,977	$10,137

Spectrum Signal Processing Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net earnings (loss)	$153	$(396)	$(2,195)	$(748)
Adjustments to reconcile net earnings (loss) to net cash provided by (used for) operating activities
Amortization	170	170	303	342
Write-down of capital assets	—	—	270	—
Non-cash portion of restructuring charges	(652)	(14)	674	8
Changes in operating assets and liabilities
Restricted cash	56	—	(43)	73
Accounts receivable	971	475	329	809
Inventories	(274)	(130)	(159)	188
Prepaid expenses	(52)	(189)	(84)	(160)
Accounts payable	(291)	85	206	(7)
Accrued liabilities and other current liabilities	20	(168)	(216)	(648)
Deferred revenue	—	(210)	—	24

Net cash provided by (used for) operating activities	101	(377)	(915)	(119)

Cash flows from investing activities
Purchase of capital assets	(11)	(124)	(115)	(291)

Net cash used for investing activities	(11)	(124)	(115)	(291)

Cash flows from financing activities
Issue of shares on exercise of share purchase warrants and options, net of issue costs	664	—	664	531
Issue of shares for cash, net of issue costs	—	—	1,978	—

Net cash provided by financing activities	664	—	2,642	531

Net increase (decrease) in cash and cash equivalents during the period	754	(501)	1,612	121
Cash and cash equivalents, beginning of period	1,316	3,948	458	3,326

Cash and cash equivalents, end of period	$2,070	$3,447	$2,070	$3,447

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.